Filed by First Busey Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Community Financial Partners, Inc.

Commission File Number: 001-37505

Busey Expands into Attractive Southwest Suburbs of Chicago

February 6, 2017

Busey Associates:

Over the past several years, we have continually evaluated opportunities to grow and strengthen Busey through business combinations with like-minded organizations which complement our existing footprint and customer base. Through these efforts, we expand our franchise through balanced, integrated growth strategies that generate value for our 4 Pillars—customers, associates, communities and shareholders.

As a part of this ongoing effort, today we entered into a definitive agreement to acquire First Community Financial Partners, the holding company for First Community Financial Bank.

This means Busey and First Community have jointly agreed to merge the two holding companies together and, following that merger, to merge First Community Financial Bank with and in to Busey Bank (click here for the press release). Pending the completion of customary closing conditions, including regulatory and required approvals, it is expected we merge the holding companies mid-2017 and the banks would subsequently merge—formally welcoming First Community’s customers and associates to the Busey family—late 2017. Below you will find First Community’s company profile and footprint. You can also click here to learn more about who they are.

About First Community Financial Partners, Inc.

First Community Financial Partners, Inc., a $1.2 billion asset holding company headquartered in Joliet, Illinois, whose common stock trades on the NASDAQ Capital Market (NASDAQ:FCFP). First Community Financial Partners has one bank subsidiary, First Community Financial Bank. First Community Financial Bank, based in Joliet, Illinois, has 9 locations: Joliet, Plainfield, Homer Glen, Channahon, Naperville, Burr Ridge, Mazon, Braidwood, and Diamond, Illinois. The company is dedicated to its founding principles by being actively involved in the communities it serves and providing exceptional personal service delivered by experienced local professionals.

The underlying rationale is simple: We are better together. This partnership is about linking together like-minded, community-focused teams and dynamic organizations to deliver best-in-class service experiences and to support Busey’s 4 Pillars—customers, associates, communities and shareholders.

The First Community acquisition allows us to significantly expand our geographic presence through a premier banking franchise with 9 locations in the attractive southwestern Chicago suburbs. In addition, this strategic move offers many advantages for Busey’s Pillars.

•                  This partnership of strong, local community banks with Midwestern roots and values advances our shared longstanding commitments to supporting the communities we serve.

•                  Both Busey and First Community believe in a service-oriented community banking model. Through this partnership, we expect to significantly expand our franchise

•                  The partnership represents a logical expansion of our current geographic footprint into the attractive southwestern suburbs of Chicago. Similar to our expansion into the greater St. Louis market in 2016, and our increased investment in Indianapolis as a full service branch in 2017, this business combination will allow us to expand upon our commercial, retail and mortgage banking foundation. Additionally, we expect to be able to grow our wealth management practice. Together, we build upon our full service capabilities to assist clients in reaching their financial goals.

•                  Busey and First Community have similar strategic commitments—competing through enhanced deposit and lending models built upon capital strength, solid credit practices and local decision-making authority to serve strong, multi-generational relationships through service-oriented tenured associates. A testament to the strength of our organizations, both Busey and First Community were the only two Illinois banks (out of 26 selected across the nation) to be named among the top performing small-cap banks and thrifts—Sm-All Stars—by Sandler O’Neill this past year.

•                  Further, today’s banking environment is very different from before the financial crisis—particularly the regulatory environment. A combined organization will be able to take advantage of economies of scale, while our similar cultures and focus on building long-term client relationships will contribute to shareholder value.

•                  Last but certainly not least, Busey is a company who values its associates above all. This was an important consideration for First Community as well. We believe we are better together, partnering with a team who is just as committed to making our company the best place to work and conduct business.

Being a strong, local community bank for the communities we serve is important to both Busey and First Community—thanks to outstanding associates, we have both been successful growing our companies. Combining our like-minded organizations allows us to build upon and strengthen our shared beliefs, community focus, and commitment to service excellence. We believe we will be better together because we will have the resources to compete with the “Big Banks” while maintaining a community bank culture that makes us better than the rest. In short, we continue to ‘out-small the bigs and out-big the smalls.’

What can you do to prepare? Much like our recent acquisitions, our project team will manage the bulk of the integration. We encourage you to continue to focus on what you do best—serving each other and our customers:

•                  Remaining focused on sales and service opportunities;

•                  Improving processes and efficiencies, when possible, within departments; and

•                  Inspiring an engaged and positive culture through your interactions.

We anticipate the bank merger, pending the required approvals, will close late 2017, and we will keep you apprised as more information becomes available. As a reminder, please direct any media inquiries to Abby Hendren or Amy Randolph. In the meantime, monitor OTL for future communications from the project team about how to support this transition.

Thank you for your continued efforts on behalf of Busey. I hope you’re as excited as we are about this announcement.  We ask for your support in helping us grow forward, together, and remain among the Best Banks to Work For in 2017+. If you have any questions, I encourage you to reach out to your leadership team.

Van A. Dukeman

President & CEO, First Busey Corporation

Special Note Concerning Forward-Looking Statements

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of First Busey and First Community.  Forward-looking statements, which may be based upon beliefs, expectations and assumptions of First Busey’s and First Community’s management and on information currently available to management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should” or other similar expressions.  Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and neither First Busey nor First Community undertakes any obligation to update any statement in light of new information or future events. A number of factors, many of which are beyond the ability of First Busey and First Community to control or predict, could cause actual results to differ materially from those in its forward-looking statements.  These factors include, among others, the following: (i) the possibility that any of the anticipated benefits of the proposed transaction between First Busey and First Community will not be realized or will not be realized within the expected time period; (ii) the risk that integration of operations of First Community with those of First Busey will be materially delayed or will be more costly or difficult than expected; (iii) the inability to complete the proposed transaction due to the failure of the required shareholder approval; (iv) the failure to satisfy other conditions to completion of the proposed transaction, including receipt of required regulatory and other approvals; (v) the failure of the proposed transaction to close for any other reason; (vi) the effect of the announcement of the transaction on customer relationships and operating results; (vii) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (viii) the strength of the local, national and international economy; (ix) changes in state and federal laws, regulations and governmental policies concerning First Busey’s and First Community’s general business (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the extensive regulations to be promulgated thereunder, as well as the rules adopted by the federal bank regulatory agencies to implement Basel III); (x) changes in interest rates and prepayment rates of First Busey’s and First Community’s assets; (xi) increased competition in the financial services sector and the inability to attract new customers; (xii) changes in technology and the ability to develop and maintain secure and reliable electronic systems; (xiii) the loss of key executives or employees; (xiv) changes in consumer spending; (xv) unexpected results of acquisitions, including the acquisition of First Community; (xvi) unexpected outcomes of existing or new litigation involving First Busey or First Community; (xvii) the economic impact of any future terrorist threats or attacks; (xviii) the economic impact of exceptional weather occurrences such as tornadoes, hurricanes, floods, and blizzards; and (xix) changes in accounting policies and practices. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning First Busey and First Community and their respective business, including additional factors that could materially affect First Busey’s and First Community’s financial results, are included in First Busey’s and First Community’s filings with the Securities and Exchange Commission (the “SEC”).

Additional Information

First Busey will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a proxy statement of First Community that also constitutes a prospectus of First Busey, which will be sent to the shareholders of First Community. First Community’s shareholders are advised to read the proxy statement/prospectus when it becomes available because it will contain important information about First Busey, First Community and the proposed transaction. When filed, this document and other documents relating to the merger filed by First Busey and First Community can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing First Busey’s website at www.busey.com under the tab “Investors Relations” and then under “SEC Filings” or by accessing First Community’s website at www.fcbankgroup.com under “Investor Relations” and then under “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from First Busey upon written request to First Busey Corporation, Corporate Secretary, 100 W. University Avenue, Champaign, Illinois 61820 or by calling (217) 365-4544, or from First Community, upon written request to First Community Financial Partners, Inc., Corporate Secretary, 2801 Black Road, Joliet, Illinois 60435 or by calling (815) 725-1885.

Participants in this Transaction

First Busey, First Community and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about these participants may be found in the definitive proxy statement of First Busey relating to its 2016 Annual Meeting of Stockholders filed with the SEC on April 14, 2016 and the definitive proxy statement of First Community relating to its 2016 Annual Meeting of Shareholders filed with the SEC on April 8, 2016. These definitive proxy statements can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.